U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Goehring & Rozencwajg Investment Funds

Address of Principal Business Office:

 110 Wall Street
New York, NY10005-5991

Telephone Number: (646) 216-9777

Name and address of agent for service of process:

Adam A. Rozencwajg
c/o Goehring & Rozencwajg Associates, LLC
110 Wall Street
New York, NY10005-5991
Telephone Number: (646) 216-9777

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes [X] No [   ]

A copy of the Agreement and Declaration of Trust of Goehring & Rozencwajg Investment Funds (the “Trust”) is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 26th day of July, 2016.

Goehring & Rozencwajg Investment Funds

By:	/s/ ADAM A. ROZENCWAJG
Name:	Adam A. Rozencwajg
Title:	President

Attest:	/s/ LEIGH R. GOEHRING

Name: Leigh R. Goehring
Title: Managing Partner, Goehring & Rozencwajg Associates